UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 October 2022
Commission File number 001-15246
LLOYDS BANK plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; changes in consumer behaviour; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s and/or Lloyds Banking Group plc’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Group’s financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated results for the nine months ended 30 September 2022 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Income statement
In the nine months to 30 September 2022, the Group recorded a profit before tax of £4,480 million compared to £5,103 million in the same period in 2021, representing a reduction of £623 million as higher total income was more than offset by the impact of a net impairment charge for the period compared to a net credit for the first nine months of 2021. Profit after tax was £3,346 million.
Total income increased by £1,047 million, or 9 per cent, to £12,119 million in the nine months to 30 September 2022 compared to £11,072 million in the first nine months of 2021; there was an increase of £1,209 million in net interest income and a decrease of £162 million in other income.
Net interest income was £9,458 million, an increase of £1,209 million compared to £8,249 million in the nine months to 30 September 2021. The increase in net interest income was driven by an improved margin, as a result of UK Bank Rate increases and continued funding and capital optimisation, partly offset by mortgage margin reductions. Increased average interest-earning assets reflecting continued growth in the open mortgage book also contributed positively.
Other income was £162 million lower at £2,661 million in the nine months to 30 September 2022 compared to £2,823 million in the same period last year. Net fee and commission income increased by £58 million to £971 million, compared to £913 million in the first nine months of 2021, due to higher credit and debit card fees, reflecting increased levels of customer activity, more than offsetting some reduction from lower levels of corporate financing activity. Net trading income was £305 million lower at £88 million in the nine months to 30 September 2022, in part reflecting the change in fair value of interest rate derivatives and foreign exchange contracts not mitigated by hedge accounting. Other operating income increased by £85 million to £1,602 million compared to £1,517 million in the nine months to 30 September 2021, in part due to improved gains on disposal of financial assets at fair value through other comprehensive income.
Total operating expenses decreased by £131 million to £6,629 million compared to £6,760 million in the first nine months of 2021. Increased staff costs reflected salary increases and the impact of a one-off £1,000 cost of living payment to staff, partly offset by headcount reductions. In addition, there was an increase in IT-related costs, as a result of the Group’s strategic investment programmes. Depreciation charges were lower reflecting the continued strength in used car prices. The charge in respect of regulatory provisions was £346 million lower at £67 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group’s best estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the nine months to 30 September 2022 of £1,010 million, compared to a net credit of £791 million in the first nine months of 2021, largely reflecting a low charge arising from observed credit performance and a charge in the first nine months of 2022 as a result of updates to the assessment of the economic outlook and associated scenarios, compared to a significant credit in the first nine months of 2021. The updated outlook includes elevated risks from a higher inflation and interest rate environment, offset by a £400 million release of the COVID-19 central adjustment in the nine months to 30 September 2022.
The Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, also reflected in strong recovery performance. Observed credit performance remains stable, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs at low levels and below pre-pandemic levels. Stage 3 loans and advances have been stable across the third quarter. Credit card minimum payers and overdraft and revolving credit facility (RCF) utilisation rates have remained low and in line with recent trends.
The Group’s expected credit loss (ECL) allowance increased in the first nine months of the year to £4,519 million (31 December 2021: £4,000 million). This reflects the balance of risks shifting from COVID-19 to increased inflationary pressures and rising interest rates within the Group’s base case and wider economic scenarios. The deterioration in the economic outlook is now reflected in variables which credit models better capture. As a result, the Group’s reliance on judgemental overlays for modelling risks in relation to inflationary pressures has reduced, with these risks now captured more fully in models.
The Group recognised a tax expense of £1,134 million in the period compared to £141 million in the first nine months of 2021. During the first nine months of 2021 the Group had recognised a deferred tax credit in the income statement of £1,189 million following substantive enactment, in May 2021, of the UK Government’s increase in the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £24,590 million, or 4 per cent, higher at £627,439 million at 30 September 2022 compared to £602,849 million at 31 December 2021. Cash and balances at central banks rose by £13,223 million to £67,502 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost were £14,947 million higher at £505,263 million at 30 September 2022 compared to £490,316 million at 31 December 2021, as a result of a £2,456 million increase in loans and advances to banks, £4,434 million increase in loans and advances to customers, net of impairment allowances, £2,780 million in debt securities, and £5,163 million in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances, was driven by continued growth in the open mortgage book and increases in Corporate and Institutional lending due to attractive growth opportunities as well as foreign exchange movements, partially offset by further reductions in the closed mortgage book and hedging impacts. Other assets increased by £3,772 million mainly due to a £2,272 million increase in deferred tax assets and a £470 million increase in current tax recoverable. Financial assets at fair value through other comprehensive income were £6,787 million lower at £20,999 million as a result of asset sales during the period.
Total liabilities were £28,395 million, or 5 per cent, higher at £590,472 million compared to £562,077 million at 31 December 2021. Customer deposits increased by £5,771 million to £455,144 million compared to £449,373 million at 31 December 2021, as a result of continued inflows to Retail current and savings accounts and Commercial Banking balances. Repurchase agreements at amortised cost increased £16,255 million to £46,361 million, as the Group took advantage of favourable funding opportunities and amounts due to fellow Lloyds Banking Group undertakings were £3,654 million higher at £5,144 million, also reflecting funding arrangements. Subordinated liabilities decreased by £2,675 million following redemptions during the period.
Ordinary shareholders’ equity decreased £3,794 million to £32,616 million at 30 September 2022 as retained profit for the period was more than offset by negative movements in the cash flow hedging reserve as a result of increased interest rates and adverse defined benefit post-retirement scheme remeasurements.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced from 16.7 per cent at 31 December 2021 to 14.1 per cent on 1 January 2022, before increasing during the period to 15.0 per cent at 30 September 2022. The reduction on 1 January 2022 reflected the impact of regulatory changes (as previously reported), with the subsequent increase during the first nine months of the year reflecting profits for the period and a reduction in risk-weighted assets (post 1 January 2022 regulatory changes) partly offset by pension contributions made to the Group’s defined benefit pension schemes and an accrual for foreseeable ordinary dividends. The total capital ratio reduced from 23.5 per cent at 31 December 2021 to 20.4 per cent at 30 September 2022, reflecting the reduction in CET capital, increase in risk-weighted assets, the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022 and movements in rates, partially offset by sterling depreciation and eligible provisions.
Risk-weighted assets increased from £161.6 billion at 31 December 2021 to around £178 billion on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. Risk-weighted assets subsequently reduced by £5 billion during the first nine months of the year to £173.2 billion at 30 September 2022, largely reflecting optimisation activity and Retail model reductions linked to the resilient underlying credit performance, partly offset by the growth in balance sheet lending. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the final risk-weighted asset impact remains subject to this.
The Group’s UK leverage ratio of 5.2 per cent at 30 September 2022 has reduced from 5.3 per cent at 31 December 2021, reflecting a reduction in total tier 1 capital, offset in part by a reduction in the exposure measure principally related to off-balance sheet items.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2022 £m	Nine months ended 30 Sep 2021 £m

Net interest income	9,458	8,249
Other income	2,661	2,823
Total income	12,119	11,072
Operating expenses	(6,629)	(6,760)
Impairment (charge) credit	(1,010)	791
Profit before tax	4,480	5,103
Tax expense	(1,134)	(141)
Profit for the period	3,346	4,962

Profit attributable to ordinary shareholders	3,143	4,645
Profit attributable to other equity holders	177	290
Profit attributable to equity holders	3,320	4,935
Profit attributable to non-controlling interests	26	27
Profit for the period	3,346	4,962

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks	67,502	54,279
Financial assets at fair value through profit or loss	1,434	1,798
Derivative financial instruments	5,310	5,511
Loans and advances to banks	6,934	4,478
Loans and advances to customers	435,263	430,829
Reverse repurchase agreements	54,871	49,708
Debt securities	7,342	4,562
Due from fellow Lloyds Banking Group undertakings	853	739
Financial assets at amortised cost	505,263	490,316
Financial assets at fair value through other comprehensive income	20,999	27,786
Other assets	26,931	23,159
Total assets	627,439	602,849

Liabilities
Deposits from banks	4,684	3,363
Customer deposits	455,144	449,373
Repurchase agreements at amortised cost	46,361	30,106
Due to fellow Lloyds Banking Group undertakings	5,144	1,490
Financial liabilities at fair value through profit or loss	5,497	6,537
Derivative financial instruments	6,826	4,643
Debt securities in issue	49,724	48,724
Subordinated liabilities	5,983	8,658
Other liabilities	11,109	9,183
Total liabilities	590,472	562,077

Equity
Ordinary shareholders’ equity	32,616	36,410
Other equity instruments	4,268	4,268
Non-controlling interests	83	94
Total equity	36,967	40,772
Total equity and liabilities	627,439	602,849

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the nine months ended 30 September 2022.
The financial information contained herein utilises the recognition and measurement principles applied under IFRS but does not comply with IAS 34.
Changes in accounting policy
Except for the matter referred to below, the Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2021 and there have been no changes in the Group’s methods of computation.
In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group’s cash and cash equivalents at 1 January 2020 by £1,682 million (to £40,296 million) and decreased the adjustment for the change in operating assets in 2020 by £974 million (to a reduction of £5,882 million) resulting in an increase in the Group’s cash and cash equivalents at 31 December 2020 of £2,656 million (to £51,622 million); and decreased the adjustment for the change in operating assets in 2021 by £114 million (to an increase of £5,174 million) and, as a result, the Group’s cash and cash equivalents at 31 December 2021 increased by £2,770 million (to £55,960 million). The change had no impact on profit after tax or total equity.
2.Capital
The Group’s Q3 2022 Interim Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-downloads.
3.Base case and MES economic assumptions
The Group’s base case economic scenario reflects the outlook as of 30 September 2022 and was revised in light of developments in energy pricing, changes in UK fiscal policy prior to the balance sheet date and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group’s updated base case scenario was based upon three conditioning assumptions: first, the war in Ukraine remains ‘local’, without overtly involving neighbouring countries, NATO or China; second, the fiscal loosening implied by the UK Government’s ‘Growth Plan’ of 23 September 2022 would be offset principally by Government spending cuts; and third, central bank reaction functions, including of the Bank of England, are focused on controlling inflation, motivating a more rapid tightening of UK monetary policy. The Group continues to assume that no further UK COVID-19 national lockdowns are mandated. Based on these assumptions and incorporating the macroeconomic information published in the third quarter, the Group’s base case scenario comprises an economic downturn with a rise in the unemployment rate, declining residential and commercial property prices, and continuing increases in the UK Bank Rate against a backdrop of elevated inflationary pressures. Risks to the base case economic view exist in both directions and are partly captured by the generation of alternative economic scenarios. Each of the scenarios includes forecasts for key variables as of the third quarter of 2022, for which data or revisions to history may have since emerged prior to publication.
At 30 September 2022, the Group has included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and has adopted this adjusted severe downside scenario in calculating its ECL allowance. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with lower inflation rates, easier monetary policy, and therefore low interest rates. This adjustment is considered to better reflect the risks around the Group’s base case view in a macroeconomic environment in which supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Base case and MES economic assumptions (continued)
UK economic assumptions – Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.6	0.4	1.0	1.5	2.1	1.7
Unemployment rate	3.3	2.8	3.2	3.5	3.8	3.3
House price growth	6.1	(2.7)	7.2	8.5	6.1	5.0
Commercial real estate price growth	8.7	(3.6)	0.1	1.0	1.9	1.6
UK Bank Rate	2.16	5.28	5.17	4.30	4.12	4.20
CPI inflation	9.0	6.1	2.9	3.2	2.6	4.8

Base case
Gross domestic product	3.4	(1.0)	0.4	1.4	2.0	1.2
Unemployment rate	3.7	4.9	5.4	5.5	5.5	5.0
House price growth	5.0	(7.9)	(0.5)	2.5	2.3	0.2
Commercial real estate price growth	2.8	(14.4)	(2.7)	0.4	1.9	(2.6)
UK Bank Rate	2.06	4.00	3.38	2.56	2.50	2.90
CPI inflation	9.1	6.2	2.5	2.2	1.3	4.2

Downside
Gross domestic product	3.2	(2.3)	(0.2)	1.2	1.9	0.8
Unemployment rate	4.1	6.6	7.5	7.3	7.2	6.5
House price growth	3.9	(12.9)	(8.9)	(5.4)	(3.3)	(5.5)
Commercial real estate price growth	(1.4)	(23.0)	(6.5)	(2.5)	(0.2)	(7.1)
UK Bank Rate	2.00	2.93	1.76	1.04	1.07	1.76
CPI inflation	9.0	6.0	1.9	1.1	0.0	3.6

Severe downside
Gross domestic product	2.4	(4.5)	(0.3)	1.0	1.8	0.0
Unemployment rate	4.9	9.8	10.5	10.0	9.5	8.9
House price growth	2.4	(17.9)	(16.6)	(10.3)	(6.0)	(10.0)
Commercial real estate price growth	(9.2)	(35.7)	(13.6)	(6.4)	(0.7)	(14.1)
UK Bank Rate – modelled	1.78	0.91	0.36	0.21	0.23	0.70
UK Bank Rate – adjusted	2.44	7.00	4.88	3.00	2.75	4.01
CPI inflation – modelled	9.1	5.9	1.0	(0.4)	(1.9)	2.7
CPI inflation – adjusted	9.9	14.3	9.0	4.1	1.3	7.7

Probability-weighted
Gross domestic product	3.3	(1.3)	0.3	1.4	2.0	1.1
Unemployment rate	3.8	5.3	5.9	5.9	5.9	5.4
House price growth	4.7	(8.8)	(2.3)	0.6	0.9	(1.1)
Commercial real estate price growth	2.1	(15.8)	(4.1)	(1.0)	1.0	(3.8)
UK Bank Rate – modelled	2.04	3.75	3.13	2.39	2.33	2.73
UK Bank Rate – adjusted	2.11	4.36	3.58	2.67	2.58	3.06
CPI inflation – modelled	9.1	6.1	2.3	1.9	1.0	4.1
CPI inflation – adjusted	9.1	6.9	3.1	2.4	1.3	4.6

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Base case and MES economic assumptions (continued)
UK economic assumptions – Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.1)	(0.1)	(0.3)	(0.4)	(0.3)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.7	3.8	4.3	4.7	5.1	5.4
House price growth	11.1	12.5	10.4	5.0	(0.2)	(5.8)	(8.2)	(7.9)
Commercial real estate price growth	18.0	18.0	12.3	2.8	(5.6)	(11.8)	(13.7)	(14.4)
UK Bank Rate	0.75	1.25	2.25	4.00	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.2	10.7	9.8	6.5	5.2	3.2
4.ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found on pages 6 to 8.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,163	463	734	1,375	3,914
Credit cards	682	594	649	742	866
Other Retail	952	903	937	984	1,048
Commercial Banking	1,721	1,339	1,544	1,857	2,985
Other	1	1	1	1	1
At 30 September 2022	4,519	3,300	3,865	4,959	8,814

UK mortgages	837	637	723	967	1,386
Credit cards[1]	521	442	500	569	672
Other Retail[1]	825	760	811	863	950
Commercial Banking[1]	1,416	1,281	1,343	1,486	1,833
Other[1]	401	401	402	401	400
At 31 December 2021	4,000	3,521	3,779	4,286	5,241
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Loans and advances to customers and expected credit loss allowance

At 30 September 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,915	40,575	3,411	9,993	311,894	13.0	1.1
Credit cards	12,018	2,526	292	–	14,836	17.0	2.0
Loans and overdrafts	8,723	1,339	255	–	10,317	13.0	2.5
UK Motor Finance	12,335	1,949	169	–	14,453	13.5	1.2
Other	13,294	650	158	–	14,102	4.6	1.1
Retail	304,285	47,039	4,285	9,993	365,602	12.9	1.2
Small and Medium Businesses	31,783	6,266	2,279	–	40,328	15.5	5.7
Corporate and Institutional Banking	31,692	4,727	1,626	–	38,045	12.4	4.3
Commercial Banking	63,475	10,993	3,905	–	78,373	14.0	5.0
Other[1]	(4,471)	–	–	–	(4,471)
Total gross lending	363,289	58,032	8,190	9,993	439,504	13.2	1.9
ECL allowance on drawn balances	(610)	(1,654)	(1,672)	(305)	(4,241)
Net balance sheet carrying value	362,679	56,378	6,518	9,688	435,263

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	516	294	305	1,163
Credit cards	182	382	118	–	682
Loans and overdrafts	175	273	138	–	586
UK Motor Finance[2]	107	85	93	–	285
Other	15	18	48	–	81
Retail	527	1,274	691	305	2,797
Small and Medium Businesses	104	292	153	–	549
Corporate and Institutional Banking	99	233	832	–	1,164
Commercial Banking	203	525	985	–	1,713
Other	–	–	–	–	–
Total	730	1,799	1,676	305	4,510

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	8.6	3.1	0.4
Credit cards	1.5	15.1	54.4	–	4.6
Loans and overdrafts	2.0	20.4	72.6	–	5.7
UK Motor Finance	0.9	4.4	55.0	–	2.0
Other	0.1	2.8	30.4	–	0.6
Retail	0.2	2.7	16.7	3.1	0.8
Small and Medium Businesses	0.3	4.7	13.0	–	1.4
Corporate and Institutional Banking	0.3	4.9	51.2	–	3.1
Commercial Banking	0.3	4.8	35.2	–	2.2
Other		–	–	–
Total	0.2	3.1	24.1	3.1	1.0
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £93 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £75 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £1,104 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL FINANCIAL INFORMATION (continued)
5.Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards[1]	11,918	2,077	292	–	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	–	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	–	14,276	12.8	1.4
Other[1]	11,198	593	169	–	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses[1]	36,134	4,992	1,747	–	42,873	11.6	4.1
Corporate and Institutional Banking[1]	29,526	2,491	1,786	–	33,803	7.4	5.3
Commercial Banking	65,660	7,483	3,533	–	76,676	9.8	4.6
Other[2]	(467)	–	–	–	(467)	–	–
Total gross lending	382,366	34,884	6,406	10,977	434,633	8.0	1.5
ECL allowance on drawn balances	(909)	(1,112)	(1,573)	(210)	(3,804)
Net balance sheet carrying value	381,457	33,772	4,833	10,767	430,829

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards[1]	144	249	128	–	521
Loans and overdrafts	136	170	139	–	445
UK Motor Finance[3]	108	74	116	–	298
Other[1]	15	15	52	–	82
Retail	452	902	619	210	2,183
Small and Medium Businesses[1]	104	176	179	–	459
Corporate and Institutional Banking[1]	56	120	780	–	956
Commercial Banking	160	296	959	–	1,415
Other	400	–	–	–	400
Total	1,012	1,198	1,578	210	3,998

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]
UK mortgages	–	1.8	9.5	1.9	0.3
Credit cards[1]	1.2	12.0	56.9	–	3.7
Loans and overdrafts	1.7	15.4	67.5	–	4.7
UK Motor Finance	0.9	4.0	57.7	–	2.1
Other[1]	0.1	2.5	30.8	–	0.7
Retail	0.1	3.3	22.6	1.9	0.6
Small and Medium Businesses[1]	0.3	3.5	14.5	–	1.1
Corporate and Institutional Banking[1]	0.2	4.8	43.7	–	2.8
Commercial Banking	0.2	4.0	31.8	–	1.9
Other[5]	–	–	–	–	–
Total	0.3	3.4	27.4	1.9	0.9
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail.
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.
5Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
6.Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 September 2022	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	31,885	195	6,331	159	1,599	82	760	80	40,575	516
Credit cards	2,275	291	132	47	90	28	29	16	2,526	382
Loans and overdrafts	943	169	232	45	121	39	43	20	1,339	273
UK Motor Finance	854	27	927	23	136	25	32	10	1,949	85
Other	166	4	394	8	54	4	36	2	650	18
Retail	36,123	686	8,016	282	2,000	178	900	128	47,039	1,274
Small and Medium Businesses	4,408	246	1,235	26	399	13	224	7	6,266	292
Corporate and Institutional Banking	4,612	233	18	–	10	–	87	–	4,727	233
Commercial Banking	9,020	479	1,253	26	409	13	311	7	10,993	525
Total	45,143	1,165	9,269	308	2,409	191	1,211	135	58,032	1,799

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards[4]	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other[4]	194	4	306	7	44	2	49	2	593	15
Retail	17,880	414	6,186	273	1,800	109	1,535	106	27,401	902
Small and Medium Businesses[4]	3,570	153	936	14	297	6	189	3	4,992	176
Corporate and Institutional Banking[4]	2,447	118	15	2	4	–	25	–	2,491	120
Commercial Banking	6,017	271	951	16	301	6	214	3	7,483	296
Total	23,897	685	7,137	289	2,101	115	1,749	109	34,884	1,198
1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2    Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Other to Retail.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 October 2022

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